PRICING TERM SHEET Dated as of October 11, 2012

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-170851

Supplementing the Preliminary

Prospectus Supplement

dated October 11, 2012 and the

Prospectus dated November 29, 2010

Stillwater Mining Company

Offering of

$345.00 million aggregate principal amount of

1.75% Convertible Senior Notes due 2032

(the “Offering”)

This pricing term sheet relates only to the convertible senior notes (the “Notes”) described below and should be read together with the preliminary prospectus supplement dated October 11, 2012 (including the documents incorporated by reference therein) relating to the Offering (the “Preliminary Prospectus Supplement”) before making a decision in connection with an investment in the Notes. The information in this term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the Notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Stillwater Mining Company (NYSE: SWC; TSX: SWC.U)

Notes:	1.75% Convertible Senior Notes due 2032

Trade Date:	October 12, 2012

Settlement Date:	October 17, 2012

Offering Size:	$345.00 million ($396.75 million if the underwriters exercise their over-allotment option to purchase additional Notes in full)

Maturity Date:	October 15, 2032, subject to earlier conversion, redemption or repurchase

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.00% of principal amount

Interest Rate:	1.75% per annum accruing from the Settlement Date, payable semi-annually in arrears on April 15 and October 15 each year, beginning on April 15, 2013

NYSE Closing Sale Price on October 11, 2012:	$11.02 per share of the Issuer’s common stock

Conversion Premium:	Approximately 50.0% above the NYSE Closing Sale Price on October 11, 2012

Initial Base Conversion Rate:	60.4961 shares of the Issuer’s common stock per $1,000 principal amount of Notes

Initial Base Conversion Price:	$16.53 per share of the Issuer’s common stock

Initial Daily Conversion Rate Cap:	1/20th of 90.7441 shares of the Issuer’s common stock

Initial Incremental Share Factor:	30.2481

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering, after deducting the estimated discounts and commissions of the underwriters and other offering expenses, will be approximately $334.2 million ($384.3 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use a portion of the net proceeds from the Offering to repay amounts that may come due under its outstanding 1.875% convertible debentures in March 2013, and any additional proceeds may be used for general corporate purposes.

Optional Redemption:	The Issuer may not redeem the Notes prior to October 20, 2019. On or after October 20, 2019, the Issuer may redeem the Notes, in whole or in part, for cash. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

Repurchase of Notes on Certain Dates:	Holders may require the Issuer to repurchase for cash all or part of their Notes on each of October 15, 2019, October 15, 2024 and October 15, 2029 (each, a “Repurchase Date”) at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest, to, but excluding, the relevant Repurchase Date.

Adjustment to Daily Conversion Rate Fraction upon Conversion upon a Make-whole Adjustment Event:	The following table sets forth the number of additional shares by which the daily conversion rate fraction for each trading day in the relevant conversion period will be increased for each stock price and effective date set forth below. The stock prices set forth in the first row of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus Supplement.

	Stock price
Effective date	$11.02	$12.00	$13.00	$14.00	$15.00	$16.53	$18.00	$20.00	$22.50	$25.00	$30.00	$40.00	$50.00	$75.00
October 17, 2012	1.5124	1.4039	1.3199	1.2571	1.2100	1.1599	1.0056	0.8427	0.6915	0.5792	0.4254	0.2577	0.1697	0.0679
October 15, 2013	1.5124	1.3726	1.2789	1.2093	1.1577	1.1038	0.9484	0.7861	0.6377	0.5293	0.3838	0.2295	0.1503	0.0596
October 15, 2014	1.5124	1.3339	1.2281	1.1503	1.0933	1.0349	0.8781	0.7170	0.5727	0.4694	0.3345	0.1969	0.1283	0.0504
October 15, 2015	1.5124	1.2862	1.1659	1.0782	1.0147	0.9514	0.7937	0.6349	0.4963	0.4001	0.2790	0.1617	0.1052	0.0412
October 15, 2016	1.5124	1.2309	1.0913	0.9903	0.9183	0.8486	0.6900	0.5348	0.4048	0.3183	0.2156	0.1234	0.0807	0.0316
October 15, 2017	1.5124	1.1623	0.9955	0.8757	0.7918	0.7141	0.5560	0.4080	0.2923	0.2213	0.1447	0.0834	0.0556	0.0219
October 15, 2018	1.5124	1.1419	0.8781	0.7232	0.6169	0.5248	0.3688	0.2384	0.1518	0.1080	0.0701	0.0431	0.0295	0.0116
October 15, 2019	1.5124	1.1419	0.8213	0.5466	0.3085	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be as set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the stock prices in the column headings in the table above), no increase in the daily conversion rate fraction will be made; and

•

if the stock price is less than $11.02 per share (subject to adjustment in the same manner as the stock prices in the column headings in the table above), no increase in the daily conversion rate fraction will be made.

Notwithstanding the foregoing, in no event will the daily conversion rate fraction for any trading day during the relevant conversion period exceed 4.5372 per $1,000 principal amount of Notes, subject to adjustment in the same manner, on a proportional basis, as the base conversion rate as set forth under “Description of Notes—Conversion of Notes—Base Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	86074QAL6 / US86074QAL68

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus dated November 29, 2010 and a Preliminary Prospectus Supplement dated October 11, 2012) with the Securities and Exchange Commission, or SEC, for the Offering. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037 or Wells Fargo Securities, LLC at (800) 326-5897.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.